August 29, 2005

via U.S. mail

Steven R. Delmar
Chief Financial Officer
ACE*COMM Corporation
704 Quince Orchard Road
Gaithersburg, MD 20878

Re:	ACE*COMM Corporation
Supplemental Letters concerning Amendment No. 1 to Registration
Statement on Form S-3
	Submitted July 12 and August 16, 2005
	File No. 333-124351

	Form 10-K for the fiscal year ended 6/30/2004, as amended
	File No. 0-21059

Dear Mr. Delmar:

	We have reviewed your letters dated July 12 and August 20,
2005
responding to our comment letters dated July 7, 2005 and August
12,
2005, respectively.  We have the following comments.

Form S-3

General

1. We note your response to comment 1 of our letter dated July 7, 2005. You indicate that pursuant to Section 2(a)(3), the common stock underlying the C Warrants legally was not offered as part of the March 2005 unregistered offering and has yet to be offered to the holders of the B Warrants. However, it would appear that upon a holder`s exercise of a B Warrant, the penultimate sentence of Section
2(a)(3) would no longer be applicable. Consequently, the exercise of any B Warrants would appear to be an extension of the March 2005 unregistered offering that was commenced prior to but not completed before the commencement of the public offering. Provide us a detailed analysis of the effect of an investor`s exercise of B Warrants prior to the completion of the resale offering and your conclusions regarding whether such exercise during this period would be consistent with the requirements of the Securities Act.
2. Unless you intend to file a complete Form 10-K for the year ended
June 30, 2005 and incorporate it by reference as discussed in our comment below, please revise your registration statement to include updated financials for this period and an accompanying discussion and analysis of your results of operations and financial condition. See
Item 3-12 of Regulation S-X and Interpretation H.6 and H.8 of the July 1997 manual of publicly available CF telephone interpretations.

Incorporation of Certain Documents by Reference, page 12

3. We note that you have filed amendments to the Form 10-K for year ended June 30, 2004 and Form 10-Q for the quarter ended March 31, 2005. In addition, it appears that you have not incorporated your interim report for the quarter ended September 30, 2004. Unless you intend to file a complete Form 10-K for the year ended June 30, 2005, please update this section to incorporate each of these items, as required by Item 12(a)(1) and (2) of Form S-3. Also include updated consents from your independent accountants.

Experts, page 13

4. Unless you intend to file a complete Form 10-K for the year ended
June 30, 2005, please tell us what consideration you gave to also naming Ernst & Young LLP as an expert since they audited the financial statements for the year ended June 30, 2002 that are incorporated by reference through the Form 10-K for the year ended June 30, 2004 into the Form S-3.

Form 10-K

Financial Statements

Consolidated Statements of Operations, page F-5

5. We note the response to comment 1 of our letter dated August
12,
2005. It appears that as part of your assessment of disclosure controls and procedures, you have added additional control procedures and are changing your cost accounting structure to comply with Rule
5-03(b) of Regulation S-X. In light of the need for these changes, tell us whether your officers believe that your disclosure controls and procedures were effective as of June 30, 2005. Provide the basis for your conclusion.


You may contact Morgan Youngwood, Staff Accountant, at (202) 551-
3497
or Stephen Krikorian, Branch Chief - Accounting, at (202) 551-3488 if you have questions regarding comments on the financial statements and related matters. Please contact Perry Hindin, Staff Attorney, at
(202) 551-3444 with any questions on any other matters. If you require further assistance, you may contact me at (202) 551-3462 or
Barbara C. Jacobs, Assistant Director at (202) 551-3730.

						Sincerely,


						Mark P. Shuman
						Branch Chief - Legal
						Office of Computers and Online
Services

cc:	P. Hindin
	via facsimile
Steven Kaufman
Hogan & Hartson L.L.P.
	(F) (202) 637-5910
Steven R. Delmar
ACE*COMM Corporation
August 29, 2005
page 1